Via EDGAR

May 20, 2009

Ms. Angela Crane
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, DC 20549

Re:	Your letter dated April 29, 2009 regarding Keithley Instruments, Inc. Form 10-K for fiscal year ended September 30, 2008, Filed December 15, 2008, and Form 10-Q for the quarterly period ended December 31, 2008, Filed February 9, 2009, File No. 001-9965

Dear Ms. Crane:

This letter is in response to your letter of April 29, 2009, commenting on our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”), and our Quarterly Report on Form 10-Q for our first quarter of fiscal year 2009 ended December 31, 2008. For the staff’s convenience, we have repeated the text of your comment, followed by our response.

1.	Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.” Apply in future filings.

The Company has revised its disclosure in its second quarter fiscal year 2009 Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 11, 2009, (the “Second Quarter 10-Q”), to present tangible assets only. See Note J on page 11.

2.	We note recently your recorded book value has exceeded (and may currently exceed) your market capitalization. Please tell us how the fact that your book value exceeds your market capitalization was considered when assessing your long-lived assets for impairment. Tell us the results of any impairment assessments of your long-lived assets during the quarter and up to the date of this letter. Revise your disclosures in future filings as necessary based on our comment.

Our business is not capital intensive. The Company has no goodwill or indefinite life intangible assets and we had $13.3 million of net property plant and equipment and $1.1 million of finite lived intangible assets as of December 31, 2008, representing approximately 10% of our asset base. We follow the guidance in SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” to assess impairment of our long-lived finite lived assets. In accordance with paragraph 8 of SFAS 144, we regularly consider whether events have occurred or circumstances have changed that would indicate that the carrying amount of an asset (or group of assets) may not be recovered. When determining whether a triggering event has occurred, we consider changes to the business climate (including customer demands), the manner in which assets are being used, and historical and expected future operating cash flows associated with the assets. Although we experienced a weakening in demand for our products, we consider this to be more a factor of the overall economic downturn in the industries in which we serve, rather than an indication of weakness in our business in particular. Thus, when the economy recovers, we expect that our business will return to profitability. Although we experienced a $3.6 million use of cash from operations for the first quarter of fiscal year 2009 ending December 31, 2008, we had experienced three years of positive operating cash flows through September 30, 2008 totaling a cumulative $13.3 million. Additionally, we continue to utilize our long-lived assets in our operations.

We acknowledge that our book value at December 31, 2008 exceeded our market capitalization; however, we evaluated the duration and severity of the decline in our stock price, considering both quantitative and qualitative factors, to determine whether our market capitalization had suffered a sustained decrease that might be indicative of impairment in our long-lived assets. At that time, we concluded that the decline in the price of our stock was primarily a function of macro-economic factors, principally frozen credit markets and the general uncertainty in the global economy. As part of our evaluation, we considered the fact that our Common Shares had consistently traded between $11.53 and $7.91 for the 12 months ended September 30, 2008, and traded between $8.64 and $2.02 during the December 2008 quarter, closing at $3.65 at December 31, 2008. We concluded that the period of time for which our book value exceeded our market capitalization was not sufficient to determine whether our market capitalization had suffered a sustained decrease, particularly considering the volatility of the overall market.

Based upon these factors, we concluded that at December 31, 2008, a triggering event had not occurred that would require us to evaluate our long-lived assets for impairment.

With regard to the period subsequent to December 31, 2008, we noted that during the second quarter of our fiscal year 2009, which ended March 31, 2009, we generated positive cash flow from operations and our market capitalization of $53 million was in excess of our net book value of $40.5 million. In addition, through the date of this letter, our market capitalization has remained above our net book value. As a result, we continue to believe that a triggering event has not occurred, and therefore, we have not performed an evaluation of recoverability.

In future filings, to the extent indicators of potential impairment exist; we will expand our disclosure to include our evaluation as to whether a triggering event has been identified, and to indicate our rationale as to how we reached that conclusion. We did add disclosure to our Second Quarter 10-Q, as we recognized approximately $440 thousand of impairment charges for property, plant and equipment, which will no longer be utilized by the Company as a result of the decision to exit our parametric test product line. See Note O on page 15.

3.	We see that you recorded a tax provision of $30.2 million for the first quarter of fiscal year 2009 and note that approximately $30.0 million of the provision relates to valuation allowance recorded against your deferred tax assets. In future filings please describe in greater detail the nature of the positive and negative evidence you considered in your determination that a portion of your deferred tax assets were not considered realizable and discuss how that evidence was weighted. Also, expand the disclosures herein and in Management’s Discussion and Analysis in future filings to address the factors considered by management in determining whether the Company’s deferred tax assets will or will not be realized. Your future revisions should address the factors outlined in paragraphs 20 to 25 of Statement 109.

The Company has described in greater detail the positive and negative evidence that was considered in determining the necessity for a valuation allowance on its deferred tax assets, and has expanded its disclosure regarding the realization of deferred tax assets in both the Income Taxes footnote (page 14) and in Management’s Discussion and Analysis (pages 19 and 20) in its Second Quarter 10-Q as follows:

For the six months ended March 31, 2009, income taxes were $30,467 on a pre tax-tax loss of $12,171. The 2009 period’s tax expense included a $29,967 non-cash expense for a valuation allowance recorded against U.S. deferred tax assets, which was recorded during the first quarter of fiscal year 2009. When considering the need for a valuation allowance against deferred tax assets, we consider all positive and negative evidence that would indicate whether or not we will be able to utilize the deferred tax assets. As a result of the overall downturn in the U.S. economy in the first quarter of fiscal year 2009, and more specifically, in the industries in which we operate, our sales and profitability were adversely impacted resulting in a cumulative loss in the U.S. for the twelve quarters ended December 31, 2008. Additionally, during January 2009, we revised our fiscal 2009 forecast downward to reflect continuing weakness in the end markets in which serve. As a result of this negative evidence we concluded that it was more likely than not that we would not have the necessary future taxable income to realize the deferred tax assets; accordingly, we recorded the full valuation allowance on the U.S. deferred tax assets.

4.	Please tell us why you did not believe it was necessary to record a valuation allowance against your deferred tax assets in fiscal year 2008. In this regard, we note you also incurred losses before income taxes in both the third and fourth quarter of fiscal 2008 and you disclosed herein that your “customers across all industries and geographics demonstrated reduced order patterns, which began during the later part of our fourth quarter of fiscal 2008 and have continued into fiscal year 2009”. Please specifically tell us the significant factors, both positive and negative, that factored into your conclusions as to the date it became more likely than not that a significant portion of your deferred tax assets would not be realized. Discuss any changes in such factors that occurred in the first quarter of fiscal year 2009 as compared to the last two quarters in fiscal 2008. Please expand the disclosures herein and in Management’s Discussion and Analysis in future filings to address the matters outlined in our comment.

Management did not believe that it was necessary to record a valuation allowance against the Company’s U.S. deferred tax assets at September 30, 2008, based on assessing the positive and negative evidence that existed at the time. The positive evidence that management considered was as follows:

•	The Company had cumulative income in the U.S. over a 12 quarter period ended September 30, 2008. [The Company has defined cumulative income as pretax book income adjusted for permanent items.] Cumulative income was not adjusted for several one-time charges or a tax deduction for extraterritorial income exclusions, which would have added an additional $6.6 million to U.S. income that was already positive.

•	The Company had completed its fiscal year 2009 annual plan that supported pre-tax earnings. The plan was finalized in October 2008. Further, actual operating results for the month of October 2008 that became available in mid-November (before the Form 10-K filing) exceeded plan.

•	Although the Company experienced reduced order patterns from its customers in the later part of the fourth quarter of fiscal year 2008 (September 2008) that continued into the first quarter of fiscal year 2009 (December 2008), there was not a consistent pattern of monthly order declines. In fact, orders for the month of September were up 36 percent from August, and orders for the month of December were up 27 percent from November. Additionally, we took a number of cost reduction actions in November and December 2008, which the Company believed would keep its operations profitable in fiscal year 2009.

The negative evidence management considered at September 30, 2008 was primarily the losses incurred for the third and fourth quarters of fiscal year 2008. However, the loss of $125 thousand incurred for the quarter ended June 30, 2008 was not material, and the loss incurred for the quarter ended September 30, 2008 included a non-operating write-off of $2 million for impairment of an investment.

Based on the above facts, all of the positive evidence outweighed the negative evidence and was the basis for determining that a valuation allowance was not warranted against the deferred tax assets at September 30, 2008.

Based on the further weakening economy and the possibility that additional negative evidence could develop that would weigh in favor of a valuation allowance, we did add disclosure in our Form 10-K regarding the potential for future valuation allowances if future profitability was not achieved. This disclosure was included in the Risk Factors, Management’s Discussion and Analysis and our tax footnote.

For the quarter ended December 31, 2008, management reassessed the need for a valuation allowance against the Company’s U.S. deferred tax assets. As part of our normal quarterly forecast process, it became apparent that the electronics industry was being severely impacted by the worldwide economic downturn. The impact was even more severe for companies that supply capital equipment to the electronics industry, which historically has been approximately 40 to 50 percent of Keithley’s business. As a result of the increased severity of the downturn, the Company began a comprehensive revised planning process for the remainder of fiscal year 2009, which indicated the Company would not generate taxable income for fiscal year 2009. The negative evidence management considered was as follows:

•	The Company had a cumulative loss in the U.S. over the 12 quarter period ended December 31, 2008, without adding back one-time charges.

•	The Company’s revised plan, which was completed in January 2009, indicated losses in the U.S. for the remainder of the 2009 fiscal year, thus the cumulative loss position would not be reversed in the foreseeable future.

•	Orders for the month of January 2009 declined 35 percent from December 2008 and the reduced level of orders continued into February 2009, resulting in an order decrease of 28 percent as compared to December 2008.

The positive evidence management considered for the period ended December 31, 2008 was that we would show cumulative income at December 31, 2008 if we added back several one-time charges and an adjustment for extraterritorial income exclusions.

Based on the above facts, all of the negative evidence outweighted the positive evidence and was the basis for determining that a full valuation allowance on its U.S. deferred tax assets was required at December 31, 2008. As stated in response number 3 above, the Company has expanded its disclosure with regard to the valuation allowance on its deferred tax assets in its Second Quarter 10-Q.

The Company acknowledges that management is responsible for the adequacy and accuracy of the disclosure in the filings referred to in this letter. We also acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that our responses include sufficient detail to adequately address your comments. Should you need additional clarification regarding any of our responses, please feel free to contact me.

Sincerely,

/s/ Mark J. Plush

Mark J. Plush
Vice President and Chief Financial Officer
Keithley Instruments, Inc.